April 1, 2015

VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:     Mr. Chad Eskildsen

Re:      New Century Portfolios
SEC File Nos. 33-24041 / 811-5646

Dear Mr. Eskildsen:
We have been advised by Steven M. Felsenstein, Esq. of Greenberg Traurig, LLP, outside counsel to New Century Portfolios (the "Trust"), of a comment that arose during your SOX review of the Trust's Form N-CSR dated January 8, 2015, and your helpful explanation of the comment during subsequent telephone conversations with Mr. Felsenstein.

Mr. Felsenstein also reported to us on his subsequent conversations with you responding to the issue raised in your comment.  He advised us that he discussed with you the basis on which the Trust prepared its financial statements, the views of the Trust's accountants with respect to their audit of such statements, and the reason that the Trust continues to believe that the consistent and historic treatment of the matters reported is the correct manner of reporting these matters.  Counsel advised that after further discussions with you, and after you had an opportunity to check this matter with your accounting colleagues in your Division, you have confirmed that the Staff now agrees that the treatment of these matters was and is appropriate and you have advised us that the comment is resolved.

You also requested that the Trust submit EDGAR correspondence setting forth the substance of the discussions between the Trust's counsel and the Staff regarding this matter to document for future reference the reason why the treatment used is proper and appropriate.  I am writing to you for that purpose.  In that regard, we thank you both for the professional assistance you have provided in addressing this matter, and your patience in awaiting this submission.

Background

New Century Portfolios (collectively the "Trust" or each a "Portfolio") has adopted a Rule 12b-1 Distribution Plan (the "Plan") under the Investment Company Act of 1940, as amended.  This Plan allows a Portfolio to pay distribution fees for the sale and distribution of its shares at a specified maximum rate. The maximum level of distribution expenses is 0.25% per year of a Portfolio's average net assets.  The Trust is a fund-of-funds, and acquires shares of unaffiliated

NEW CENTURY PORTFOLIOS – CAPITAL • BALANCED • INTERNATIONAL • ALTERNATIVE STRATEGIES • MONEY MARKET
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Mr. Eskildsen
April 1, 2015

underlying funds.  On some occasions the purchase of the shares of the underlying funds can result in the payment of a Rule 12b-1 fee to the selling agent of such shares.  The Trust places such investments through its Distributor, which therefore receives any payment on account of the purchase of the underlying shares.  However, for several reasons both regulatory and contractual,1 the Distributor of the shares of the Trust has agreed that it will allow the benefit of such a payment to return to the Trust and its shareholders.  This is done by a corresponding reduction in the amount of the Rule 12b-1 payment that the Trust would otherwise make to the Distributor.  This arrangement has been in place since the founding of the Trust several decades ago.  This reduction in the total Rule 12b-1 payment is a factor that the independent Trustees have always considered in connection with the original approval and subsequent renewals of the Plan.  Unfortunately, the impact of this reduction is unpredictable and varies in accordance with the portfolio management decisions made in the interests of the Trust.

The Matter Considered

To implement the result described above, the Trust's Board of Trustees has delegated to Management the establishment of the distribution accrual rates. Historical practice has been to set that accrual rate at an amount that is less than 0.25% due to the fact that the Distributor receives sales commissions and other compensation in connection with the purchase of investment company shares by each Portfolio.  Therefore, the Distributor reduces the amount due from each Portfolio pursuant to the Plan in amounts equal to the sales commissions and other compensation that it received in connection with the purchase of investment company shares by each Portfolio.  Thus, on an aggregate basis the Portfolios do not pay amounts in excess of 0.25% per year to the Distributor.  However, such accruals when set up are only estimates of the amounts that will ultimately be paid.  The calculation of the final amounts (and of interim adjustments during the Trust's fiscal year) cannot be determined until the actual investments to be made are selected, and the fees (if any) to be paid are actually determined and received.

In your original comment regarding this matter you inquired as to whether this arrangement is the equivalent of an "expense offset arrangement."  In that regard, you addressed the following definition:
If the person has entered into an agreement with any other person pursuant to which such other person reduces, or pays a third party which reduces, by a specified or reasonably ascertainable amount, its fees for services provided to the person in exchange for use of the person's assets, include in the expense items set forth under this caption the amount of fees that would have been incurred by the person if the person had not entered into the agreement.

1 One purpose of this procedure is to ensure that each Portfolio of the Trust can be labeled a "no-load fund" pursuant to NASD Rule 2830, and also that the Trust complies with certain requirements under Section 12(d)(1) of the Investment Company Act of 1940 by assuring that in the aggregate (considering Portfolio level and underlying fund level Rule 12b-1 fees) the Portfolios do not pay more than 25 bps per annum.

Mr. Eskildsen
April 1, 2015

The Trust does not believe that the structure used for the Rule 12b-1 fees fits within this definition.  Having reached that conclusion, the Trust also consulted with its independent auditors to confirm their continuing agreement with the methodology used by the Trust.  The independent accountants expressed their agreement with the method applied by the officers of the Trust, and provided the following supplemental analysis, which we incorporate here because we feel it expresses ours views better than we would in our own words:

"A classic example of an expense offset arrangement would be in the case where based on average account balances, a custodian reduces its fees or pays other expenses of a fund directly on its behalf. In such cases, yes, I would agree, gross up presentation in the statement of operations would be appropriate. That is not what [your] Portfolios have here. They are not obligated to pay a flat 25 bps under the terms of their 12b-1 plan but rather any amount from 0 bps "up to" 25 bps is acceptable under the plan. The Board has chosen to set the rate at something less than 25 bps for the regulatory reasons cited above.

Additionally, if one were to consider the expense disclosures in the Portfolio's prospectus, each Portfolio's respective share of the 12b-1 fees paid by the underlying funds in which it invests are included in the line labeled "acquired fund fees and expenses".  To "gross up" the Portfolio's own expense to reflect 12b-1 fees at a full 25 bps, would result in a situation where, effectively, the total 12b-1 fees paid by the Portfolio (both at the Portfolio level and the underlying fund level) would be reflected at some number higher than 25 bps in the gross expense ratio and some fictional expense "waiver" would have to be presented in order to get back down to the true expense ratio. This would be misleading in that the way the Portfolios' 12b-1 plan is structured, in no event would they ever incur in excess of 25 bps in aggregate 12b-1 costs.

Finally, in looking at this further, I think the use of the word "voluntary" in the notes to the financial statements probably does not best describe the true arrangement described above and that striking it from the notes may make them clearer. This would be a relatively minor change and could be made on a prospective basis."

Having reviewed the basis for the manner in which the expenses were recorded and presented, and with the concurring view of our accountants, the Trust directed counsel to consult further with you regarding this matter.  Having received your confirming response as noted above, we will continue to present the relevant information in a consistent and clear manner.  Your professional consultation with us is, as noted above, appreciated.

Further, as a point of clarification, the Trust has adopted the concept implicated by the auditor's comment, and has revised the "Distributor and Distribution Plan" section in the most recent Registration Statement filed with the Commission on February 23, 2015, to clarify the note.  Naturally, the Trust has advised the independent accountants that it has taken this step.

Mr. Eskildsen
April 1, 2015
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Please direct any questions related to this filing to me at (781) 235-7055 or Steven M. Felsenstein, Esq. counsel to New Century Portfolios, at (215) 988-7837.

Very truly yours,

/s/ Nicole M. Tremblay

Nicole M. Tremblay
President, Chief Executive Officer, Chief Compliance Officer

cc: Steven M. Felsenstein, Esq.
Richard M. Cutshall, Esq.